As filed with the Securities and Exchange Commission May 23, 2000.

                                    FORM N-8F
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act

                       INVESCO TAX-FREE INCOME FUNDS, INC.
                               (Name of Applicant)

                               File No.: 811-03177
                (Securities and Exchange Commission File Number)

                              7800 E. Union Avenue
                             Denver, Colorado 80237
                     (Address of Principal Executive Office)





                   Copies of all Communications and Orders to:

Glen A. Payne, Esq.                             Clifford J. Alexander, Esq.
7800 E. Union Avenue                            Susan M. Casey, Esq.
Denver, Colorado  80237                         Kirkpatrick & Lockhart LLP
                                                1800 Massachusetts Avenue, N.W.
                                                Washington, D.C.  20036-1800

I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying   to  deregister   (check   ONLY  ONE;  for
         descriptions, SEE Instruction 1 above):

         [x]      Merger
         [ ]      Liquidation
         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]      Election of status as a Business Development Company
                  (Note:  Business Development Companies answer only questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  INVESCO Tax-Free Income Funds, Inc.

3.       Securities and Exchange Commission File No.:  811-03177

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [x]      Initial Application       [ ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         7800 E. Union Avenue
         Denver, CO  80237

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Susan M. Casey, Esq.
         Kirkpatrick & Lockhart LLP
         1800 Massachusetts Avenue, N.W.
         Washington, D.C.  20036-1800
         (202) 778-9000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         INVESCO Funds Group, Inc.
         7800 E. Union Avenue
         Denver, CO  80237

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                  [x]      Management company;
                  [ ]      Unit investment trust; or
                  [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [ ]     Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

         The fund is organized as a Maryland corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         INVESCO Funds Group, Inc., the fund's investment adviser, is located at 7800 E. Union Avenue, Denver, CO 80237.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         INVESCO Distributors, Inc., the fund's principal underwriter, is located at 7800 E. Union Avenue, Denver, CO 80237.

13.      If the fund is a unit investment trust ("UIT") provide: Not Applicable.

         (a)  Depositor's name(s) and address(es):

         (b)  Trustee's name(s) and address(es):

         Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]  Yes         [x]  No

         If Yes, for each UIT state:
         Name(s):
         File No.:  811-______
         Business Address:

         Not Applicable.

15.      (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [x]  Yes          [ ]  No

              If Yes,  state the date on which the  board  vote took  place:
              February 3, 1999

              If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [x]  Yes          [ ]  No

              If Yes, state the date on which the shareholder vote took place: May 20, 1999

              If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [x]  Yes          [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

              (1) June 4, 1999 - with respect to the merger of INVESCO Tax-Free Intermediate Bond Fund into INVESCO Tax-Free Long Term Bond Fund (each a series of INVESCO Tax-Free Income Funds, Inc.).

              (2) August 16, 1999 - with respect to the reorganization of INVESCO Tax-Free Bond Fund (formerly named INVESCO Tax-Free Long-Term Bond Fund), a series of INVESCO Tax-Free Income Funds, Inc., to become a new series of INVESCO Bond Funds.

         (b)  Were the distributions made on the basis of net assets?

              [x]  Yes          [ ]  No

         (c)  Were the distributions made PRO RATA based on share ownership?

              [x]  Yes          [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For mergers, provide the exchange ratio(s) used and explain how it was calculated.

         (e)  LIQUIDATIONS ONLY:

              Were any distributions to shareholders made in kind?

              [ ]  Yes          [ ]  No

              If yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

              [ ]  Yes          [ ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

         Not Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [x]  Yes       [ ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [ ]  Yes          [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

              [ ] Yes           [x] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
         (b)  Why has the fund retained the remaining assets?
         (c)  Will the remaining assets be invested in securities?

              [ ] Yes           [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ] Yes           [x] No

         If Yes,
         (a)  Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)  List the expenses incurred in connection with the Merger or
              Liquidation:

              (1)  Merger involving INVESCO Tax-Free Intermediate Bond Fund:
                   (i)      Legal expenses:                                     $ 4,220.50
                   (ii)     Accounting expenses:                                  3,618.34
                   (iii)    Other expenses:
                             Postage and Printing:                               20,041.76
                             Proxy Solicitation:                                  8,974.36
                   (iv)     Total expenses (sum of lines (i)-(iii) above):      $36,854.96

              (2)  Reorganization involving INVESCO Tax-Free Bond Fund
                   (formerly named INVESCO Tax-Free Long-Term Bond Fund):
                   (i)      Legal expenses:                                     $ 3,686.58
                   (ii)     Accounting expenses:                                  1,000.00
                   (iii)    Other expenses:
                             Postage and Printing:                               18,477.64
                             Proxy Solicitation:                                  7,919.78
                   (iv)     Total expenses (sum of lines (i)-(iii) above):      $31,084.00

         (b)  How were those expenses allocated?

              (1)  Merger involving INVESCO Tax-Free Intermediate Bond Fund:
                   INVESCO Funds Group, Inc.                                           50%
                   INVESCO Tax-Free Intermediate Bond Fund                              7%
                   INVESCO Tax-Free Bond Fund (formerly named INVESCO
                    Tax-Free Long-Term Bond Fund)                                      43%

              (2) Reorganization involving INVESCO Tax-Free Bond Fund (formerly named INVESCO Tax-Free Long-Term Bond Fund):

                   INVESCO Funds Group, Inc.                                           50%
                   INVESCO Tax-Free Bond Fund                                          50%

         (c)  Who paid those expenses?

              (1)  Merger involving INVESCO Tax-Free Intermediate Bond Fund:

                   INVESCO Funds Group, Inc.                                    $18,427.48
                   INVESCO Tax-Free Intermediate Bond Fund                        2,531.19
                   INVESCO Tax-Free Bond Fund (formerly named                    15,896.29
                   INVESCO Tax-Free Long-Term Bond Fund)

              (2)  Reorganization involving INVESCO Tax-Free Bond Fund
                   (formerly named INVESCO Tax-Free Long-Term Bond Fund):

                   INVESCO Funds Group, Inc.                                    $15,542.01
                   INVESCO Tax-Free Bond Fund                                    15,541.99

         (d)  How did the fund pay for unamortized expenses (if any)?

              (1)  Merger involving INVESCO Tax-Free Intermediate Bond Fund:

                   INVESCO Tax-Free Bond Fund assumed all the liabilities of INVESCO Tax-Free Intermediate Bond Fund.

              (2)  Reorganization involving INVESCO Tax-Free Bond Fund:

                   Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [ ] Yes           [x] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

              [ ] Yes           [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [ ] Yes           [x] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)  State the name of the fund surviving the Merger:

              1) With respect to the merger involving INVESCO Tax-Free
                 Intermediate Bond, the fund surviving the merger is INVESCO Tax-Free Bond Fund (formerly named INVESCO Tax-Free Long-Term Bond Fund), a series of INVESCO Tax-Free Income Funds, Inc.

              2) With respect to the reorganization involving INVESCO Tax-Free
                 Bond Fund, the fund surviving the reorganization is INVESCO Tax-Free Bond Fund, a series of INVESCO Bond Funds, Inc.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

              811-02674

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              1) With respect to the merger involving INVESCO Tax-Free
                 Intermediate Bond Fund, the merger agreement was filed:

                        File number:     333-71547
                        Form type:       N-14/A
                        Date filed:      March 17, 1999

              2) With respect to the reorganization involving INVESCO Tax-Free
                 Bond Fund (formerly named INVESCO Tax-Free Long Term Bond Fund) the reorganization agreement was filed:

                        File number:     811-03177
                        Form type:       DEFS 14A
                        Date filed:      March 26, 1999

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of INVESCO Tax-Free Income Funds, Inc., (ii) he is the Secretary of INVESCO Tax-Free Income Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



Date:                                            /s/ Glen A. Payne
      May 22, 2000                               -----------------
                                                 Name:  Glen A. Payne
                                                 Title: Secretary